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Exhibit 99.1

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Double Hull Tankers, Inc. Announces Revenues
for the Quarter Ended December 31, 2006

ST. HELIER, JERSEY, CHANNEL ISLANDS, January 23, 2007—Double Hull Tankers, Inc. (NYSE:DHT) today announced revenues for the quarter ended December 31, 2006 in connection with the proposed secondary offering by Overseas Shipholding Group, Inc. and certain of its affiliates. Based on information we have received from OSG regarding our vessels' earnings for the quarter ended December 31, 2006, our total revenue for the period was $21.9 million, consisting of $17.9 million of base charter hire revenue and $4.0 million of revenue from additional hire under our profit sharing agreement with OSG.

CONTACT:    Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712

E-mail: info@dhtankers.com and eu@tankersservices.com

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Double Hull Tankers, Inc. Announces Revenues for the Quarter Ended December 31, 2006